1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 24, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Ashley Vroman-Lee

Re:       Master Trust (“Registrant”)

             File No. 811-22078

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen Cohen of Dechert LLP in a telephonic discussion on April 28, 2016 with respect to Amendment No. 14 to the Registrant’s registration statement filed pursuant to Section 8(b) under the Investment Company Act of 1940, as amended (“1940 Act”), on March 28, 2016 (the “Registration Statement”) relating to Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund, Prime CNAV Master Fund and Government Master Fund (the “Funds”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

General

1.	Comment: Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response: This letter includes the “Tandy” information and will be filed via EDGAR.

Part A

2.	Comment: Please include information at the beginning of Part A of the Registration Statement that discloses the names of the Fund or Funds to which Part A relates.

Response: The Registrant hereby confirms that the disclosure will be revised accordingly in the next amendment to the Registration Statement.

3.

Comment: Under the section captioned “Principal investment strategy” and sub-captioned “Principal investments,” please revise the disclosure to include disclosure consistent with Rule 35d-1 under the 1940 Act.

Response: The Registrant hereby confirms that the disclosure will be revised in the next amendment to the Registration Statement to state that, under normal circumstances, the Government Master Fund seeks to achieve its objective by investing at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities.

Part B

4.

Comment: Under the section captioned “Fundamental investment limitations,” the Registrant states that each Fund, other than Prime Master Fund, will not “Purchase any security if, as a result of that purchase, 25% or more of the fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the US government, its agencies or instrumentalities or to municipal securities or to certificates of deposit and bankers’ acceptances of domestic branches of US banks.” The Staff reminds the Registrant of its position on this topic as expressed in Release No. IC-9785 (May 31, 1977). Accordingly, with respect to municipal securities, please confirm in your response that only tax-exempt municipal securities are excepted from the application of this limitation.

Response: The Registrant confirms that its policy is consistent with Release IC-9785. Under the section captioned “Fundamental investment limitations,” the Registrant states:

The following interpretations apply to, but are not a part of, this fundamental restriction: (a) US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries; (b) asset-backed securities will be grouped in industries based upon their underlying assets and not treated as constituting a single, separate industry; (c) tax-exempt securities backed only by the assets and revenues of a non-government user will be considered to be subject to this industry concentration limitation; and (d) taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation. (Emphasis added.)

Accordingly, the Registrant confirms that, with respect to municipal securities, only tax-exempt municipal securities are excepted from the application of the 25% limitation on industry concentration.

*        *         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

• the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

• the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

• the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of Master Trust
Jack W. Murphy – Dechert LLP

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